Exhibit 99.1

23 Berkeley Square Mayfair, London, W1J 6HE United Kingdom www.atlascorporation.com

Seaspan Announces Completion of the Largest Reported Sustainability-Linked

US Private Placement of $500 million as part of its

Amended & Upsized $2.5 billion Portfolio Financing Program

Announces Significant Enhancements and Total Capacity Increase to its Industry-Leading

Innovative $2.5 billion Portfolio Financing Program

London, UK, May 24, 2021 – Seaspan Corporation (“Seaspan”), a wholly owned subsidiary of Atlas Corp. (“Atlas”) (NYSE: ATCO), has entered into a note purchase agreement to issue, in a private placement (the “Private Placement”), $500 million principal amount of fixed rate, sustainability-linked senior secured notes (the “Notes”), of which $450 million principal amount was issued and sold on Friday, May 21, 2021 and $50 million is expected to be issued and sold on August 12, 2021, subject to customary closing conditions. The Private Placement, which involved over 20 prominent investors, was completed as part of Seaspan’s amended and upsized $2.5 billion vessel portfolio financing program (the “Program”) and constitutes the largest reported sustainability-linked US private placement. The Program, which was initially established in 2019, is now comprised of $2.0 billion of bank credit facilities and $500 million of the Notes.

Key Highlights

•	Largest reported US private placement in shipping – With more than $1 billion in demand, the Private Placement received significant interest from prominent investors, predominately in North America.

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Largest reported sustainability-linked US private placement – Largest reported and first in the transportation sector. Sustainalytics, a Morningstar company and a global leader in ESG research, ratings and data, delivered a Second Party Opinion confirming alignment of the Notes with the Sustainability-Linked Loan Principles which have been jointly developed by the leading loan market associations in Europe, Asia and the United States.

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Expansion of the Program reflective of Seaspan growth – Increase in capacity to $2.5 billion, including the Notes, expansion of syndicate to over 30 banks and over 20 institutional investors, and enhancements to existing Program debt reflective of Seaspan’s quality growth.

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Enhancement of terms of the bank credit facilities under the Program – Reduced pricing approximately 20%, extended maturities, improved advance rates against assets, and increased revolver to $400 million, among other improvements.

US Private Placement

The Private Placement, placed with over 20 institutional investors within the insurance industry, received significant demand from the North American market and was oversubscribed, resulting in longer terms and tight credit spreads. The Notes form part of the Program, which was established in 2019 and has evolved to become one of Seaspan’s key competitive advantages.

The $500 million of Notes comprise four series, each ranking pari passu with existing and future Program debt and with the following term, size and initial interest rate:

Term (Years)	Series Size ($USD)	Initial Interest Rate (%)	Issue Date
10 years	$150 million	3.91%	May 21, 2021
10 years	$50 million	3.91%	August 12, 2021
12 years	$170 million	4.06%	May 21, 2021
15 years	$130 million	4.26%	May 21, 2021

The weighted average maturity of the Notes is approximately 12.0 years and the weighted average initial interest rate is approximately 4.1%. The Notes are non-amortizing.

Amended & Upsized $2.5 Billion Program

On May 19, 2021, Seaspan entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise the Program. In connection with such amendments and restatements, Seaspan achieved significant enhancements to its industry-leading innovative Program, including:

•	Increase in capacity to an aggregate of $2.5 billion, including the Notes;

•	Increase in size of revolving credit facility from $300 million to $400 million;

•	Additional $180 million of commitments under the bank loan facilities (the “Upsize”);

•	Extension of maturities of tranches due 2024 and 2025 by approximately two years;

•	Reduction of average interest rate margins of existing tranches by approximately 20%;

•	Higher advance rates under the Program;

•	Broader syndicate of over 30 banks and over 20 institutional investors; and

•	BBB- (watch upgrade) rating from Kroll Bond Rating Agency

The incremental Program debt is expected to be drawn over the next six months. The net proceeds of the Private Placement and the Upsize are intended to be used to finance or refinance the acquisition of vessels and for general corporate purposes. Proceeds of the Private Placement may also be used to repay a portion of the bank credit facility debt under the Program.

Bing Chen, President and CEO of Atlas, commented, “I’m proud of our team’s consistent leadership in developing the industry’s innovative financial solutions. This transaction both further solidifies our balance sheet and provides competitive and flexible long-term funding to facilitate our proven quality growth throughout market cycles. The Notes were oversubscribed by a strong group of prominent global investors, which clearly demonstrates the increasing interest and growing sponsorship Atlas is receiving within the global investment community. Atlas’ resilient business model and quality growth continues to generate significant and attractive opportunities to lead industry innovations and strengthen our competitiveness.”

Graham Talbot, CFO of Atlas, commented, “Closing of these transactions marks a major milestone in the evolution of our capital structure. While the road started years ago, in the last six months alone we have diversified our capital sources into multiple new institutional markets through three issuances of senior unsecured notes and have now completed the first sustainability linked US private placement in the Transportation sector. We now have over $1 billion in liquidity to allocate between our capex program and further balance sheet optimization. We continue to execute and proactively fund quality growth opportunities while prudently managing our balance sheet and delivering dependable and consistent returns to both our equity and credit investors.”

Sustainability Feature

Pricing of the Program debt, including the Notes, is subject to adjustment based on Seaspan’s achievements relative to two key performance indicators (KPIs):

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The first indicator aims at measuring the alignment of the carbon intensity of the collateral vessels with the International Maritime Organization (IMO) 2050 decarbonization trajectory. The structure is inspired by the Poseidon Principles, the global framework by which financial institutions can assess the climate alignment of their ship finance portfolios.

•	The second aims at fostering cooperation with charterers in order to advance the decarbonization agenda, by seeking to include sustainability-linked provisions in future agreements.

Advisors & Lenders

Citigroup Global Markets Inc. acted as Sole Structuring Agent for the Program. Société Générale acted as Lead Sustainability Coordinator for the Program. The bank portion of the Program includes a syndicate of lenders, led by Citibank, N.A., Société Générale, Hong Kong Branch, Bank of Montreal, National Australia Bank Limited, Wells Fargo Bank, N.A., BNP Paribas, Bank of America, N.A. as Mandated Lead Arrangers & Joint-Bookrunners.

The Notes have not been and will not be registered under the Securities Act of 1933 or the securities laws of any state or other jurisdiction and may not be offered or sold in the United States or any other jurisdiction absent registration or an exemption from the registration requirements of the Securities Act of 1933 and the applicable securities laws of any state or other jurisdiction.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes in any jurisdiction in which the offer, solicitation or sale of the Notes would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan Corporation and APR Energy Ltd. are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

About Seaspan

Seaspan is a leading independent owner and operator of containerships. We charter our vessels primarily pursuant to long-term, fixed-rate time charters to the world’s largest container shipping liners. As at March 31, 2021, Seaspan’s fleet consisted of 127 containerships representing total capacity of approximately 1,073,200 TEU. On May 19, 2021, we announced the delivery of two second-hand vessels. We also have 37 vessels under construction and expect to take delivery of two additional second-hand vessels in the near term, increasing total capacity to 1,670,200 TEU, on a fully delivered basis. For more information, visit www.seaspancorp.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding the issue and sale of $50 million of Notes in August 2021 (the “2nd Closing”) and the use of proceeds of the Private Placement and Upsize. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions that we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the risk that the 2nd Closing may not be consummated; the use of the net proceeds of the Private Placement and Upsize; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Atlas’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 19, 2021. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Robert Weiner

Investor Relations

Atlas Corp.

Tel. +1-904-345-4939

Email: IR@atlascorporation.com

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